      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 2001
                                                 REGISTRATION NO. 333-60490

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                           AMENDMENT NO. 1 FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                             PETROCORP INCORPORATED
             (Exact name of registrant as specified in its charter)

                                     TEXAS
         (state or other jurisdiction of incorporation or organization)

                                      1311
               (Primary Standard Industrial Classification Code)

                                   76-0380430
                    (I.R.S. Employer Identification Number)

                                6733 South Yale
                             Tulsa, Oklahoma 74136
                                 (918) 494-0000
 (Address Including Zip Code, and Telephone Number, Including Area Code of the
                   Registrant's Principal Executive Offices)

                             ----------------------
                              Gary R. Christopher
                     President and Chief Executive Officer
                                6733 South Yale
                             Tulsa, Oklahoma 74136
                                 (918) 494-0000
            (Name, Address, Including Zip Code and Telephone number,
                   Including Area Code of Agent for Service)

                             ---------------------
                                    Copy to:
                                Tamara R. Wagman
                           Frederic Dorwart, Lawyers
                               124 E. 4th Street
                             Tulsa, Oklahoma 74103
                                 (918) 583-9922

                             ---------------------

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

 If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

 If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

 If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______________

 If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______________


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                                                                          Page 1

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                             ---------------------


 THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.





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                                                                          Page 2

                                 JUNE 7, 2001



PROSPECTUS


[LOGO]



                                885,686 SHARES

                             PETROCORP INCORPORATED

                                  COMMON STOCK



--------------------------------------------------------------------------------
     WE WILL PROVIDE SPECIFIC TERMS OF THESE OFFERING AND SECURITES IN SUPPLEMENTS TO THIS PROSPECTUS. YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT TO THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST. YOU SHOULD ALSO CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS DOCUMENT.
--------------------------------------------------------------------------------



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



June 7, 2001




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                                                                          Page 3

                               TABLE OF CONTENTS

                                                                 PAGE
                                                                 ----
About this Prospectus                                              4
Where You Can Find More Information                                4
Risk Factors                                                       5
The Company                                                       11
Use of Proceeds                                                   12
Selling Stockholders                                              12
Plan of Distribution                                              13
Legal Matters                                                     14
Experts                                                           14


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. It relates to 885,686 shares of common stock, par value $0.01 per share, of PetroCorp Incorporated which are being sold by the selling stockholders named herein. Under this shelf registration process, the shareholders identified in the "Selling Stockholders" section on page 12 may from time to time sell all or a portion of the offered shares directly or through one or more broker-dealers, in one or more transaction on the American Stock Exchange, in the over-the-counter market, in negotiated transactions or in a combination of such methods.

     This prospectus provides you with a general description of the securities being offered. Each time the selling stockholders sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" below.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy, at prescribed rates, this information at the following locations of the
SEC:

  Public Reference Room     New York Regional Office    Chicago Regional Office
  450 Fifth Street, N.W.    7 World Trade Center        500 West Madison Street
  Room 1024                 Suite 1300                  Suite 1400
  Washington, D.C. 20549    New York, New York 10048    Chicago, Illinois 60661

     The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like PetroCorp, who file electronically with the SEC. The address of that website is www.sec.gov. You can also inspect reports, proxy statements and other information about PetroCorp at the offices of the AMEX at 86 Trinity Place, New York, New York 10006.

     The SEC allows us to incorporate by reference certain information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC and not included in, or delivered with, this document. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 12(a) 13(c), 14 or 15(d) of the


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                                                                          Page 4

Securities Exchange Act of 1934 until all of the securities are sold or this offering is terminated.

     This document incorporates by reference (to the extent indicated) the documents listed below that PetroCorp has previously filed with the SEC. They contain important information about PetroCorp and its financial condition:

     (i) Amended Annual Report on Form 10-K/A filed March 27, 2001 for year ended December 31, 2000.


     (ii) Quarterly Report on Form 10-Q, filed May 9, 2001 for the quarter ended March 31, 2001.

     (iii) Amended Registration Statement on Form S-4/A filed April 3, 2001 (file number 333-54544) (other than (a) the opinion letter of Petrie Parkman & Co., Inc., dated March 9, 2001, included as Annex VIII in such Amended Registration Statement, (b) the consent of Petrie Parkman & Co., Inc. included as Exhibit 99.2 in such Amended Registration Statement and (c) the text under the captions "Summary--Opinion of Southern Mineral's Financial Advisor", "The Merger--Background of the Merger", "The Merger--Reasons for the Merger; Recommendations of the Board of Directors" and "The Merger--Opinion of Southern Mineral's Financial Advisor" of such Amended Registration Statement, all of which are not incorporated by reference in this document; and

     (iv) The description of common stock in PetroCorp Incorporated's Registration Statement on Form S-1(Registration No. 33-36972) initially filed August 26, 1993 and any amendment or report filed for purpose of updating such descriptions.

     You can obtain any of the documents incorporated by reference in this document by contacting us or from the SEC through the SEC's website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference as an exhibit in this document by requesting them in writing or by telephone at the following address and telephone number:

 President
 PetroCorp Incorporated
 6733 South Yale Avenue
 Tulsa, Oklahoma 74136
 (918) 491-4500



                                  RISK FACTORS

     In addition to the other information set forth or incorporated by reference in this Prospectus, the following factors should be considered carefully by prospective investors before purchasing the common stock offered hereby.

We may not realize the benefits of the merger of PetroCorp and Southern Mineral Corporation.

     On December 22, 2001, we entered into a merger agreement with Southern Mineral Corporation whereby Southern Mineral will merge into PetroCorp Acquisition Company, a wholly-owned subsidiary of PetroCorp. For more information regarding the merger, please see our Amended Registration Statement on Form S-4/A which was filed April 3, 2001 and has been incorporated hereby by reference. Integrating our business involves a number of risks, including:

     . the possibility that management may be distracted from regular business concerns by the need to integrate operations;

     .  unforeseen difficulties in integrating operations and systems; and

     . the possibility that Kaiser-Francis may not be able to assume all employee and management responsibilities for the business and assets of the combined company pursuant to the PetroCorp management agreement discussed on page 100 of the Registration Statement on Form S-4/A.

     Any of these could lead to potential adverse short-term or long-term effects on operating results. As a result, we may not realize any of the anticipated benefits of the merger.

We have incurred and will incur charges and expenses as a result of the merger.



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                                                                          Page 5

     PetroCorp and Southern Mineral expect to incur approximately $3.5 million of costs related to the merger, including severance and retention bonuses payable to Southern Mineral employees upon completion of merger totaling $1,357,124, investment banking expenses, legal and accounting fees, printing expenses, transition and integration costs and other related charges. See "Interests of Certain Persons in the Merger -- Southern Mineral" on page 54 of the Amended Registration Statement on Form S-4/A. The companies may also incur additional unanticipated expenses in connection with the merger. Southern Mineral and PetroCorp will have to pay all merger related costs and expenses, other than retention and severance bonuses and investment banking fees.

It may be difficult for PetroCorp to replace Kaiser-Francis if PetroCorp desires to terminate the Kaiser-Francis management agreement or Kaiser-Francis terminates the agreement.

     PetroCorp has no employees, and all of its technical and corporate services are provided by Kaiser-Francis pursuant to a management agreement. As a result, PetroCorp does not have full control over its operations. Either PetroCorp or Kaiser-Francis may terminate the Kaiser-Francis management agreement at any time upon six months notice. If the agreement is terminated, and if we are unable to engage third parties to perform these services and have to replicate facilities, services or employees that we are not using fulltime, or are not able to engage a third party at costs similar to those charged by Kaiser-Francis, PetroCorp's costs would increase. PetroCorp may not be able to find another contractor to provide substantially similar services at the same rates or replicate such services without incurring additional costs.

Kaiser-Francis and its affiliates may have conflicts of interest with us and, accordingly, you.

     Kaiser-Francis, PetroCorp's largest shareholder, and its subsidiaries explore for and produce oil and gas in some of the same geographic areas in which we operate. Kaiser-Francis is not required to pursue a business strategy that will favor PetroCorp business opportunities over the business opportunities of Kaiser-Francis, its affiliates, or any other competitor of PetroCorp acquired by Kaiser-Francis. In fact, Kaiser-Francis may have financial motives to favor itself.

     In addition, because of PetroCorp's management agreement with Kaiser-Francis, PetroCorp, Kaiser-Francis and its affiliates share, and therefore will compete for, the time and effort of Kaiser-Francis personnel who provide services to PetroCorp. Officers of Kaiser-Francis and its affiliates do not, and will not be required to, spend any specified percentage or amount of time on our business. Since these shared officers function as both PetroCorp representatives and those of Kaiser-Francis and its affiliates, conflicts of interest could arise between Kaiser-Francis and its affiliates, on the one hand, and PetroCorp or you, on the other. See "The Companies -- PetroCorp -- PetroCorp's Management Agreement with Kaiser-Francis" on page 100 of the Amended Registration Statement on Form S-4/A.

Oil price declines and volatility could adversely affect our revenues, cash flows and profitability.

     PetroCorp's revenues, profitability and future rate of growth depend substantially upon the prevailing prices of oil and gas. Because approximately 74.9% of our pro forma estimated proved reserves as of December 31, 2000 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices.

     Natural gas and oil and are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand these changes may arise from:

     .  weather conditions,


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                                                                          Page 6

     . the ability of the members of OPEC to agree to and maintain oil price and production controls,

     .  political instability or armed conflict in oil-producing regions,

     .  the price and availability of alternative fuels,

     .  the availability of pipeline capacity, and

     .  domestic and foreign governmental regulations and taxes.

     Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in late 1997, 1998, and early 1999, and, for an extended period of time, remained substantially below prices obtained in previous years. Southern Mineral's inability to satisfy its debt obligations in 1999 was in part a result of this decline in oil prices and ultimately led Southern Mineral to file for bankruptcy protection in October 1999. Lower oil and gas prices may reduce the amount of oil and gas PetroCorp produces. Significant reductions in oil and gas prices may require PetroCorp to reduce its capital expenditures. Reducing drilling will make it more difficult for PetroCorp to replace the reserves it produces.

If PetroCorp is not able to replace reserves, it may not be able to sustain current production rates.

     PetroCorp's future success depends largely upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless PetroCorp replaces the reserves it produces through successful development, exploration or acquisition, its proved reserves will decline over time. In addition, approximately 10% by volume of its total estimated proved reserves at December 31, 1000, and 16% by volume of Southern Mineral's total estimated proved reserves at December 31, 2000 were undeveloped. By their nature, undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. PetroCorp may fail to successfully find and produce reserves economically in the future.

     PetroCorp's increased reserve base will make it more difficult to find exploration and acquisition opportunities to replace production. Drilling levels required to replace reserves will likely increase PetroCorp's exposure to drilling risk.

If PetroCorp does not make significant capital expenditures, it may not be able to exploit reserves.

     PetroCorp must make substantial capital expenditures in connection with the exploration, development and production of its oil and gas properties.
PetroCorp anticipates that its oil and gas capital expenditures for the combined company will be approximately $6 million for drilling and recompletion activity in 2001. PetroCorp intends to finance its capital expenditures primarily with funds provided by operations and borrowings under its credit agreement, to be supplemented from time to time with funds obtained from additional equity offerings. If PetroCorp's cash flow from operations and availability under existing credit facilities are not sufficient to satisfy capital expenditure requirements, additional debt or equity financing may not be available to allow it to fund its continued growth. PetroCorp will utilize up to approximately $10 million of the total $29.5 million available at December 31, 2000, under its existing credit facility to effect the merger. PetroCorp has a $75 million credit facility with a current borrowing base limitation of $58 million.

PetroCorp's industry experiences numerous operating risks. Insurance may not be adequate to protect PetroCorp against all these risks.

     Oil and gas drilling and production activities are subject to numerous risks, including the risk that no commercially productive oil and gas reserves will be found. The cost of drilling and completing wells is often uncertain.



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                                                                          Page 7

Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control, including:

     .  pressure or irregularities in formations;

     .  equipment and materials failures or accidents;

     .  blowouts and surface cratering;

     .  fires and explosions;

     .  uncontrollable flows of oil and formation water; and

     . environmental hazards such as oil spills, pipeline ruptures and discharges of toxic gases.

     If any of these events occur, we could incur substantial losses as a result of:

     .  injury or loss of life;

     . severe damage to and destruction of property, natural resources and equipment;

     .  pollution and other environmental damage;

     .  regulatory investigation and penalties;

     .  suspension of our operations; and

     .  repairs to resume operations.

     Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party drilling contractors are used to drill our wells, we not may not realize the full benefit of workmen's compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

PetroCorp's articles of incorporation, bylaws and rights plan discourage corporate takeovers and could prevent shareholders from realizing a premium on their investment.

     PetroCorp's articles of incorporation and bylaws and provisions of the Texas Business Corporation Act may have the effect of delaying or preventing a change in control. PetroCorp's directors are elected to staggered terms. Also, PetroCorp's articles of incorporation authorize PetroCorp's board of directors to issue preferred stock without shareholder approval and to set the rights, preferences and other designations, including voting rights of those shares as the board may determine, and PetroCorp has available authorized but unissued common stock. In addition, PetroCorp has adopted a rights plan, as further described on page 79 of the Amended Registration Statement on Form S-4/A, which could, alone or in combination with the articles of incorporation and the bylaws, discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to shareholders for their common stock.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and net present value of our reserves.

     The calculations of proved reserves of oil and gas included in this document have been prepared by independent petroleum engineers retained by PetroCorp and


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                                                                          Page 8

Southern Mineral. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment and the assumptions used regarding quantities of recoverable oil and natural gas reserves and prices for crude oil and natural gas. Any significant variance between the assumptions used in our estimates and the actual data could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reserve reports. In addition, results of drilling, testing and production and changes in crude oil and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

     Also, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. At December 31, 2000, 10% of PetroCorp and Southern Mineral's pro forma proved reserves were proved undeveloped or proved non-producing. Further, because most of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

     You should not assume that the present value of future net cash flows from our proved reserves included or incorporated by reference in this prospectus is the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate, which may vary materially from actual future prices and costs.

PetroCorp may be unable to identify liabilities associated with the properties that it acquires or obtain protection from sellers against them.

     The successful acquisition of producing properties involves an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond PetroCorp's control. This assessment is inexact and uncertain. In connection with this assessment, PetroCorp will perform a review of the subject properties, but this review will not reveal all existing or potential problems. Inspections may not be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. PetroCorp may in many cases assume pre-closing liabilities, including environmental liabilities, and will likely acquire interests in properties on an "as is" basis. PetroCorp's acquisitions may be unsuccessful. The failure of PetroCorp to successfully complete acquisitions could have a material adverse effect on PetroCorp.

Hedging activities could result in losses to PetroCorp.

     PetroCorp and Southern Mineral use, and it is expected that PetroCorp will continue to use, energy swap arrangements and financial futures to reduce sensitivity to oil and gas price volatility. If PetroCorp's reserves are not produced at the rates estimated by PetroCorp due to inaccuracies in the reserve estimation process, operational difficulties or regulatory limitations, PetroCorp will be required to satisfy obligations it may have under fixed price sales and hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of its own production. Further, the terms under which PetroCorp enters into fixed price sales and hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation costs to delivery points. Substantial variations between the assumptions and estimates used and actual results experienced could materially adversely affect anticipated profit margins and PetroCorp's ability to manage the risk associated with fluctuations in oil and gas prices.

     Additionally, fixed price sales and hedging contracts limit the benefits PetroCorp will realize if actual prices rise above the contract prices. Based upon prices in effect at December 31, 2000, the fair value (loss) of Southern Mineral's crude oil and natural gas hedging instruments were unrealized losses of $3.2 million. PetroCorp had no hedging contracts at December 31, 2000. In


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                                                                          Page 9
addition, fixed price sales and hedging contracts are subject to the risk that the counter-party may prove unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse financial effect on PetroCorp.

PetroCorp's significant indebtedness could have important adverse consequences to you.

     After the merger PetroCorp will have a substantial amount of indebtedness. At December 31, 2000, on a pro forma basis with 4,108,968 shares issued, PetroCorp's total long-term debt outstanding would have been approximately $46.8 million and PetroCorp would have had a long-term debt to total capitalization ratio of 50 percent. Based on 3,000,000 shares issued, PetroCorp's total long-term debt outstanding would be $56.8 million and its long-term debt to total capitalization ratio would be 68 percent as of December 31, 2000. PetroCorp may incur additional indebtedness under PetroCorp's credit facility. Additionally, the merger agreement provides that PetroCorp shall pay off debt under Southern Mineral's credit facilities which, as of December 31, 2000, equaled $16.8 million. After the merger, repaying this debt may be refinanced under PetroCorp's existing credit facility. Our significant indebtedness could have important consequences to you. For example:

     . PetroCorp's ability to obtain any necessary financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes may be limited;

     . a portion of PetroCorp's cash flow from operations must be utilized for the payment of interest on PetroCorp's indebtedness and will not be available for financing capital expenditures or other purposes;

     . PetroCorp's level of indebtedness and the covenants governing PetroCorp's current indebtedness could limit PetroCorp's flexibility in planning for, or reacting to, changes in PetroCorp's business because financing options may be limited or prohibited;

     . PetroCorp's level of indebtedness may make PetroCorp more vulnerable during periods of low oil and gas prices or in the event of a downturn in PetroCorp's business because of PetroCorp's fixed debt service obligations; and

     . if the requirements of PetroCorp's credit facilities are not satisfied, the lenders under these facilities would be entitled to accelerate the payment of all outstanding indebtedness under this facility and, in such event, PetroCorp may not have sufficient funds available, or may not be able to obtain the financing required, to meet its obligations.

Costs to comply with environmental laws are significant.

     Environmental and other governmental laws, some of which are applied retroactively, have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells and related facilities. We may be required to make large expenditures to comply with environmental laws.

     Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. For example, Congress or the Minerals Management Service could decide to limit exploratory drilling or natural gas production in some areas of the Gulf of Mexico. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.


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                                                                         Page 10

Marketability of PetroCorp's production may be affected by factors beyond its control.

     The marketability of PetroCorp's production depends in part upon the availability, proximity and capacity of oil and gas gathering systems, pipelines and processing facilities. Most of PetroCorp's oil and gas will be delivered through gathering systems and pipelines that are not owned by PetroCorp. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect PetroCorp's ability to produce and market its oil and gas.

A small number of shareholders will control PetroCorp, making it difficult for other PetroCorp shareholders to affect PetroCorp's management.

     Upon completion of the merger, directors, executive officers and principal shareholders of PetroCorp, and their affiliates, will beneficially own approximately 58.3% of PetroCorp's outstanding common stock, including 34.1% owned by Kaiser-Francis.

Accordingly, these shareholders, as a group, will be able to control the outcome of shareholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in PetroCorp's articles of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of PetroCorp common stock will be able to affect the management or direction of PetroCorp. These factors may also have the effect of delaying or preventing a change in the management or voting control of PetroCorp, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of PetroCorp common stock.

Future sales of PetroCorp common stock may result in a decrease in value to existing shareholders.

     After the merger, assuming no additional issuances of common stock prior to the merger, PetroCorp will have approximately 12,812,687 shares of common stock outstanding. Of those shares, from approximately 9,224,509 shares of common stock will be freely transferable without restriction except with regard to certain transactions by affiliates. Future sales of substantial amounts of common stock, or the perception that these sales could occur, may affect the market price of our common stock.

PetroCorp does not expect to pay dividends on its common stock.

     After the merger, PetroCorp expects that it will retain all available earnings generated by its operations for the development and growth of the business. Therefore, PetroCorp does not anticipate paying cash dividends on its common stock in the foreseeable future. PetroCorp's debt instruments limit its ability to pay dividends on its common stock.


                                  THE COMPANY

     PetroCorp is an independent oil and gas company engaged in the acquisition, exploration, and development of oil and gas properties in North America. PetroCorp's activities are conducted principally in the states of Oklahoma, Texas, Mississippi, Louisiana and Kansas, and in the province of Alberta, Canada.


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                                                                         Page 11

     As of December 31, 2000, PetroCorp had estimated proved reserves of approximately 75 billion cubic feet of natural gas and 4.2 million barrels of oil. PetroCorp had an estimated pretax present value of future net revenues, discounted at 10%, of $410 million as of December 31, 2000. On a thousand cubic feet equivalent basis, approximately 75% of PetroCorp's proved reserves were natural gas at such date. In addition, PetroCorp has unproved properties with a net book value of $2 million, as well as interests in natural gas processing and gathering facilities with a net book value of $3 million.

     PetroCorp's business strategy is to acquire, explore and develop oil and natural gas properties in North America. PetroCorp has grown, in large part, through the acquisition of producing oil and gas properties. PetroCorp generally focuses on acquisitions of long-lived natural gas reserves located onshore in North America and prefers acquisitions that provide additional potential through development or exploitation efforts, as well as exploratory drilling opportunities. Exploration and development activities are also an important component of PetroCorp's business strategy. Through its management agreement with Kaiser-Francis, PetroCorp expects to be able to allocate a greater portion of future cash flows to exploration and development activities.

     PetroCorp was formed in July 1983 as a Delaware corporation and in December 1986 contributed its assets to a newly formed Texas general partnership. In

October 1992, PetroCorp changed its legal form from a Texas general partnership to a Texas corporation. In August 1999, PetroCorp signed a management agreement with its largest shareholder, Kaiser-Francis. At that time, Gary Christopher was named president and chief executive officer of PetroCorp. Mr. Christopher is an employee of Kaiser-Francis and has served on PetroCorp's board since 1996.

     PetroCorp's principal executive offices are located at 6733 South Yale Avenue, Tulsa, Oklahoma 74136, with a mailing address of P.O. Box 21298, Tulsa, Oklahoma 74121-1298, and its telephone number is (918) 491-4500.

     Additional information concerning PetroCorp is included in our documents filed with the Commission, which are incorporated by reference herein. See "Where you Can Find More Information."


                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sales of the offered shares by the selling stockholders.


                              SELLING STOCKHOLDERS


     This prospectus relates to the sale by the following selling stockholders from time to time of up to 885,686 shares of common stock. The selling stockholders and PetroCorp are parties to shareholder agreements that were entered into in connection with the Merger of Southern Mineral and PetroCorp Acquisition. The selling stockholders will acquire shares of common stock in connection with the merger. The shares of common stock offered by the selling stockholders are included in this registration statement of which this prospectus is a part pursuant to the registration rights granted under such shareholder agreements. As of June 5, 2001, PetroCorp had 8,738,319 shares of common stock outstanding. The following table sets forth as of June 6, 2001 certain information with respect to the selling stockholders.


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                                                                         Page 12



                                    SHARES
                                 OWNED BEFORE
                                   OFFERING
                                    -------




                                                                                NUMBER OF SHARES
                                                                 NUMBER OF        BENEFICIALLY
                                                                   SHARES         OWNED AFTER
SELLING STOCKHOLDER                   NUMBER           PERCENT  BEING OFFERED     OFFERING(1)
-------------------                   ------           -------  -------------     -------------
John C. Capshaw                          8,007             *        8,007              0
CoMac Partners, L.P                    175,000(2)        2.0%     175,000(2)           0
CoMac Endowment Fund, L.P.             300,000(2)        3.4      300,000(2)           0
CoMac International N.V.                 7,500(2)          *        7,500(2)           0
Paul J. Coughlin, III                   29,420(3)        0.3       29,420(3)           0
DHW Energy, Inc.                        83,570(4)        1.0       83,570(4)           0
David E. Fite                           16,337             *       16,337              0
Thomas H. Fuller                        28,584             *       28,584              0
Michael E. Luttrell                     14,801(5)          *       14,801(5)           0
Steven H. Mikel                         91,236(6)        1.0       91,236(6)           0
Michmatt, Inc.                          85,110(7)        1.0       85,110(7)           0
James L. Payne                           9,420             *        9,420              0
Myron M. Sheinfeld                       9,420             *        9,420              0
Donald H. Wiese, Jr.                    27,281(8)          *       27,281(8)           0
                                     ---------          ----    ---------              --

                   Total               885,686           9.8      885,686              0
                                     =========          ====    =========              ==
_______________________________________________________________________________________________

*    Less than 1%



(1) Assumes all of the offered shares are sold in this offering. There is no assurance that the selling stockholders will sell any or all of the offered shares.

(2)  Represents shares controlled by Paul J. Coughlin III.

(3) Includes 5,181 shares held as joint tenants with his wife, Carol Ann Coughlin, 4,239 shares owned by Coughlin Partners, L.P., and 20,000 shares owned by his wife, Carol Ann Coughlin, over which Mr. Coughlin possesses voting and dispositive power.

(4) Includes 48,765 shares issuable upon exercise of presently exercisable warrants held by DHW Energy, Inc.

(5) Includes 13,105 shares issuable upon exercise of presently exercisable warrants held by Mr. Luttrell.

(6) Includes 4,610 shares held in trust for his children of which Mr. Mikel is trustee and possesses voting and dispositive power and 152,097 shares issuable upon exercise of presently exercisable warrants held by Mr. Mikel.

(7) Includes 49,598 shares issuable upon exercise of presently exercisable warrants held by Michmatt, Inc.

(8) Includes 10,577 shares issuable upon exercise of presently exercisable warrants held by Mr. Weise.

     We will pay all costs and expenses incurred in connection with this registration of the offered shares including, but not limited to, all registration and filing fees, the AMEX listing fee, printing expenses and fees and disbursements of counsel and accounts for PetroCorp. The selling stockholders will pay all brokerage fees and commissions, if any incurred in connection with the sale of the offered securities.


                              PLAN OF DISTRIBUTION

     The shares of common stock registered hereunder and owned by selling stockholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in one or more transactions on AMEX, in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods. The offered shares may be sold at fixed prices, which may be changed, at prices and terms then prevailing or at prices related to the then-current market price, or at negotiated prices. These shares may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from selling stockholders in amounts to be negotiated.



--------------------------------------------------------------------------------

     The selling stockholders and any broker-dealers who act in connection with the sale of the offered shares may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Act, and any commissions received by them and profit on resale of the offered shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     We have advised the selling stockholders that they and any securities broker-dealers or others who may be deemed to be statutory underwriters will be subject to the prospectus delivery requirements under the Securities Act. We also have advised each selling stockholder that in the event of a "distribution" of the shares owned by the selling stockholder, such selling stockholder, any "affiliated purchasers", and any broker-dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Exchange Act until their participation in that distribution is completed. A "distribution" is defined in Rule 10b-6 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". PetroCorp has also advised the selling stockholders that Rule 10b-7 under the Exchange Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

     Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. If Rule 10b-6 applies to the offer and sale of any of the offered shares, then the participating broker-dealers will be obligated to cease market-making activities nine business days prior to their participation in the offer and sale of the offered shares and may not recommence market-making activities until their participation in the distribution has been completed. If Rule 10b-6 applies to one or more of the principle market-makers in PetroCorp's common tock, the market price of such stock could be adversely affected.


                                 LEGAL MATTERS

  The validity of the offered shares will be passed upon by Frederic Dorwart, Lawyers, Tulsa, Oklahoma.


                                    EXPERTS

     The financial statements of PetroCorp incorporated as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated in this registration statement prospectus by reference to the Amended 2000 Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Certain estimates of PetroCorp's oil and gas reserves incorporated by reference to our Amended Registration Statement on Form S-4/A which was filed April 3, 2001 were based on reserve reports, dated December 31, 2000, prepared by Huddleston & Co., Inc., independent petroleum engineers. These estimates are included in reliance on the authority of each firm as experts in such matters.

     Certain estimates of Southern Mineral's oil and gas reserves incorporated by reference to our Amended Registration Statement on Form S-4/A which was filed April 3, 2001 were based on reserve reports, dated December 31, 2000, prepared by Gilbert Laustsen Jung Associates Ltd., Netherland, Sewell & Associates, Inc., and Chapman Petroleum Engineering, Ltd., independent petroleum engineers. These estimates are included in reliance on the authority of each firm as experts in such matters.


     The financial statements of Southern Mineral as of December 31, 2000 and 1999, and for each of the three years in the three-year period ended December 31, 2000 have been incorporated herein by reference to our Amended Registration Statement on Form S-4/A which was filed April 3, 2001 in reliance upon the report of KPMG LLP,


--------------------------------------------------------------------------------
independent certified accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The estimated expenses payable by PetroCorp in connection with this offering are as follows:

       Securities and Exchange Commission registration fee      $ 3,046
       Accounting fees and expenses                             $ 1,000
       Legal fees and expenses                                  $ 3,500
       Miscellaneous                                            $ 3,000
                                                                -----------

                           Total                                $10,546
                                                                -----------

Item 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

    PetroCorp's Restated Articles of Incorporation and bylaws provide that the liability of the directors for monetary damages shall be limited to the fullest extent permissible under Texas law. Texas law and PetroCorp's Restated Articles of Incorporation and bylaws provide PetroCorp with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such authority, PetroCorp has purchased insurance against certain costs of indemnification of its officers and directors.

Item 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    Set forth below is a list of the exhibits included as part of this Registration Statement.

Exhibit
  No.    Description
-------  -----------
  2.1* Amendment No. 2 to Agreement and Plan of Merger dated May 21, 2001, to Agreement and Plan of Merger dated December 22, 2000 among PetroCorp Incorporated, PetroCorp Acquisition Company and Southern Mineral Corporation.

  2.2 Agreement and Plan of Merger, dated as of December 22, 2000, among PetroCorp Incorporated ("PetroCorp" or "the Company"), PetroCorp Acquisition Company and Southern Mineral Corporation, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 13, 2001. Incorporated by reference to Annex I to the Company's Registration Statement on Form S-4 (File No. 333-54544) filed with the SEC on April 3, 2001.

  2.3 Plan of Merger and Combination Agreement, dated September 18, 1991, by and among Park Avenue Exploration Corporation, PetroCorp, L.S. Holding Company, PetroCorp Incorporated, PetroPartners Limited Partnership, PetroCorp Acquisition Corporation and Management Shareholders, as amended by the First Amendment, dated October 1, 1992, and by the Simplification Agreement described in Exhibit 2.3 hereto. Incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1(Registration No. 33-36972) initially filed with the Securities and Exchange Commission (SEC) on August 26, 1993, Registration Statement).

  2.4 Simplification Agreement, dated August 24, 1993, by and among Park Avenue Exploration Corporation, L.S. Holding Company, PetroCorp, PetroCorp Incorporated, PetroPartners Limited Partnership, PetroCorp Employees Partnership, L.P., Lealon L. Sargent, W. Neil McBean, Don A. Turkleson, Michael L. Lord, Antonio F. Pelletier, David G. Campbell, Fletcher S. Hicks, Craig K. Townsend, Clifford G. Zwahlen, Charles L. Zorio, Rodney Rother, Mark Meyer and Carl Campbell (Simplification Agreement). Incorporated by reference to Exhibit 2.2 to the Registration Statement.


--------------------------------------------------------------------------------

  5.1* Opinion of Frederic Dorwart, Lawyers regarding the legality of the securities.
 23.1*  Consent of PricewaterhouseCoopers LLP.
 23.2*  Consent of KPMG LLP.
 23.3*  Consent of Huddleston & Co., Inc.
 23.4*  Consent of Netherland, Sewell & Associates, Inc.
 23.5*  Consent of Chapman Petroleum Engineering Ltd.
 23.6*  Consent of Gilbert Laustsen Jung Associates Ltd.

--------
* Filed herewith. All other exhibits not incorporated by reference have been previously filed.


Item 17. Undertakings.

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

   Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a




--------------------------------------------------------------------------------
new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11, or 13 herein, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.


                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 5th day of June, 2001.

                                            PetroCorp Incorporated

                                            By:     /s/ Steven R. Berlin
                                            -----------------------------------
                                                    Steven R. Berlin
                                                 Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.


     Signature                          Title                   Date
     ---------                          -----                   ----


     /s/ Gary R. Christopher        President, Chief Executive    June 5, 2001
________________________________       Officer and Director
         Gary R. Christopher

     /s/ Steven R. Berlin           Chief Financial Officer,      June 5, 2001
________________________________    Secretary and Treasurer


--------------------------------------------------------------------------------

         Steven R. Berlin


    /s/ Steven E. Amos              Corporate Controller           June 5, 2001
--------------------------------
        Steven E. Amos

               *                    Director                       June 5, 2001
________________________________
       Thomas N. Amonett

               *                    Director                       June 5, 2001
________________________________
          Mark W. Files

               *                    Director                       June 5, 2001
________________________________
        W. Neil McBean

               *                    Director                       June 5, 2001
________________________________
       Stephen M. McGrath

                                    Director                       June 5, 2001
________________________________
       Lealon L. Sargent

               *                    Director                       June 5, 2001
_______________________________
      Robert C. Thomas

* Signed by Gary R. Christopher
  as Power of Attorney


    /s/ Gary R. Christopher
_______________________________
    Gary R. Christopher, as
       Power of Attorney

--------------------------------------------------------------------------------

                               INDEX TO EXHIBITS

 2.1  Amendment No. 2 to Plan and Agreement of Merger

 5.1  Opinion of Frederic Dorwart

23.1  Consent of PricewaterhouseCoopers LLP.

23.2  Consent of KPMG LLP.

23.3  Consent of Huddleston & Co., Inc.

23.4  Consent of Netherland, Sewell & Associates, Inc.

23.5  Consent of Chapman Petroleum Engineering Ltd.

23.6  Consent of Gilbert Laustsen Jung Associates Ltd.


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                                                                         Page 19